02040934

MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001 or

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _______ to _______.

Commission file number... 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
817 West Peachtree Street, N.E.
Suite 1000
Atlanta, Georgia 30308

REQUIRED INFORMATION

The following financial statements and exhibits for the AGL Resources Inc. Retirement Savings Plus Plan are filed herewith as part of this annual report.

(a) Financial Statements:

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000:

Statements of Assets Available for Benefits

Statement of Changes in Assets Available for Benefits

Notes to Financial Statements

(b) Supplemental Schedule:

Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2001

Schedules required under the Employment Retirement Income Security Act of 1974 (ERISA), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

EXHIBIT

Exhibit Number	Description
23	Consent of Deloitte & Touche LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 28, 2002

By: Elizabeth J. White
Elizabeth J. White, Member
Administrative Committee

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

TABLE OF CONTENTS

Schedules required under the Employment Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
191 Peachtree Street, NE
Suite 1500
Atlanta, Georgia 30303-1924

www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

AGL Resources Inc.
Retirement Savings Plus Plan:

We have audited the accompanying statements of net assets available for benefits of the AGL Resources Inc. Retirement Savings Plus Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 17, 2002

Deloitte
Touche
Tohmatsu

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
ACCOUNTS RECEIVABLE	$ 1,071,498	
INTEREST AND DIVIDENDS RECEIVABLE	18,160	$ 79,508
INVESTMENTS - At fair value:		
AGL Resources Inc. common stock	98,408,888	103,015,130
Mutual funds	61,158,170	65,411,296
Short-term investments	7,452,760	5,841,729
Loans to participants	4,597,472	4,451,950
Total investments	171,617,290	178,720,105
Total assets	172,706,948	178,799,613
LIABILITIES - Accrued transaction costs	(95,949)	
NET ASSETS AVAILABLE FOR BENEFITS	$ 172,610,999	$ 178,799,613

See notes to financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	$ 178,799,613	$ 132,810,022
EMPLOYEE CONTRIBUTIONS	7,305,141	7,230,549
EMPLOYER CONTRIBUTIONS	4,010,811	3,719,009
ROLLOVER CONTRIBUTIONS FROM VIRGINIA NATURAL GAS, INC. PLANS		28,465,119
DIVIDENDS ON AGL RESOURCES INC. COMMON STOCK	4,852,160	4,906,311
OTHER INTEREST AND DIVIDENDS	1,883,022	803,887
NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	(689,091)	20,421,625
DISTRIBUTIONS TO PARTICIPANTS	(23,550,657)	(19,556,909)
NET INCREASE (DECREASE)	(6,188,614)	45,989,591
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$ 172,610,999	$ 178,799,613

See notes to financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. Retirement Savings Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees. The Plan is a defined contribution plan subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA"). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the Plan.

Administration - The Plan is administered by the Plan's Administrative Committee (the "Committee") appointed by the Board of Directors of AGL Resources Inc. (the "Company"). The Committee is authorized to employ agents, as they may require, to carry out the provisions of the Plan. Operating expenses of the Plan are paid by the Company.

The Committee has engaged a trustee to maintain a trust under which contributions to the Plan are invested in various investment funds and a Company common stock fund and from which disbursements are made, at the Committee's request, for the purpose of making distributions and other disbursements. Effective October 1, 2001, a new trustee was appointed, and all investments were automatically transferred into similar funds unless the participant instructed otherwise.

Contributions - Eligible participants can elect to contribute to the Plan through payroll deduction an amount ranging from 1% to 15% of compensation on a before-tax basis and from 1% to 10% of compensation on an after-tax basis, up to a combined total of 15%. The Company's employer matching contribution percentage is calculated based upon the the following terms:

- For employees less than 50 years old on July 1, 2000, the Company contributes an amount equal to 65% of the participant's before-tax contributions up to 8% of the participant's total compensation.

- For employees equal to or older than 50 as of July 1, 2000, the Company matches up to 6% of total compensation until June 30, 2010, after which time the participant will receive the same match as all other employees.

Any forfeited amounts, resulting from employees terminating prior to the vesting period, will be used to reduce future employer contributions. Forfeitures were $97,274 and $92,448 in 2001 and 2000, respectively.

Effective October 1, 2000, the Company acquired Virginia Natural Gas, Inc. ("VNG"). Assets in the following VNG plans were rolled over into the Plan: Virginia Natural Gas, Inc. Hourly Savings Plan ("Hourly Savings"); Virginia Natural Gas, Inc. Employee Savings Plan ("Employee Savings"); and System Thrift Plan of Consolidated Natural Gas Company ("System Thrift"). The total amount of rollover contributions from VNG employees was $28,465,119, which was reallocated among the Company's common stock and various mutual funds.

Individuals who previously participated in the Hourly Savings and Employee Savings Plans may elect to contribute from 2% to 10% of compensation on a before-tax basis and up to 16% on an after-tax basis. The Company will match 50% of the first 6% of employee contributions.

Individuals who previously participated in the System Thrift Plan may elect to contribute from 2% to 10% of compensation on a before-tax basis and up to 16% on an after-tax basis. The Company will match employee contributions according to the following graduated scale:

Employee Contribution Percentage	< 20 Years of Service (%)	20-30 Years of Service (%)	30+ Years of Service (%)
2%	1	1.5	2
3%	1.5	2.25	3
4%	2	3	4
5%	2.5	3.75	5
6-16%	5	7.5	10

Effective January 1, 2002, all former participants in the Hourly Savings, Employee Savings, and System Thrift Plans will be subject to the same contribution, matching, and vesting guidelines as all other Company employees.

Distributions - A participant's after-tax contributions may be withdrawn upon written request, or upon a participant's authorization on the voice response unit or the website of the plan administrator. A participant's before-tax contributions and employer matching contributions may be withdrawn upon termination of employment. Also, while employed by the Company, participants may withdraw before-tax contributions for hardship cases. Additionally, participants greater than age 59 1/2 are permitted to take a distribution from the Plan without an early withdrawal penalty.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loans - Participants may borrow against their account balance. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loans are generally repaid via payroll withholdings over a period not to exceed 4 1/2 years, except for residential loans, which may not exceed 9 1/2 years. Interest is computed quarterly based on the prime rate plus 1%.

Vesting - All amounts are allocated to a participant's before-tax and after-tax contributions account and rollover contribution account. A participant's contribution is vested immediately. A participant's matching contributions account is vested upon occurrence of any one of the following:

- Attainment of age 65 while employed by the Company
- Death while employed by the Company
- Permanent disablement while employed by the Company
- Completion of three years of vesting service

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service	Percentage Vested
1	50%
2	75%
3	100%

Individuals who previously participated in the Hourly Savings and Employee Savings Plans are vested at the earlier of age 55, completion of 5 years of service, retirement, death, disability, or termination due to Company ordered reductions in work force.

Individuals who previously participated in the System Thrift Plan are vested upon 60 months of participation, or upon the earlier of completion of five years of service or age 65.

In connection with the sale of Utilipro, Inc. a former subsidiary of the Company, in February 2001, employees of Utilipro ceased participation in the Plan as it relates to future contributions, and all accounts of such participants became 100% vested effective March 1, 2001.

Other - Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year for comparative purposes. Those reclassifications did not affect total net assets available for benefits for the years presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Valuation of Investments - Short-term investments are valued at estimated fair value as determined by the trustee based upon the fair value of underlying assets. Current market values of actively traded securities were determined based upon market quotations received by the trustee. Participant loans are valued at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

Payment of Benefits - Benefits are recorded when paid.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable. Participants become 100% vested in their accounts for plan termination.

4. INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan's assets as of December 31, 2001 and 2000:

	Shares/Units		Amount	
	2001	2000	2001	2000
AGL Resources Inc. common stock	4,274,930	4,669,241	$ 98,408,888	$ 103,015,130
Dodge & Cox Growth and Income Fund		140,924		13,623,100
Fidelity Securities Growth and Income Fund		279,513		11,767,503
Vanguard Fixed Income Security Fund		900,132		9,586,404
Harbor Fund Capital Appreciation Fund		259,592		9,236,267
AIM Basic Value	885,599		25,186,440	
PIMCO Total Return	851,451		8,906,173	
Janus Adviser Growth	649,313		13,434,284	

The price of the Company's common stock at December 31, 2001 and 2000 was $23.02 and $22.06, respectively. The price of the Company's common stock as of May 17, 2002 was $23.16.

Net appreciation (depreciation) in fair value of investments for the years ended December 31, 2001 and 2000 was as follows:

AGL Resources Inc. common stock	$ 4,104,905	$ 22,178,529
Mutual Funds	(4,793,996)	(1,756,904)
Total	$ (689,091)	$ 20,421,625

5. TAX STATUS

The Plan has been amended and restated effective February 25, 2002 and has filed the amended and restated Plan document with the Internal Revenue Service. The Plan administrator believes that a favorable determination letter will be obtained stating that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. SUBSEQUENT EVENT

Effective May 1, 2002, the Board of Directors of AGL Resources approved an amendment to the Plan to allow Plan participants to direct all balances, including funds invested in the AGL Resources' stock fund, into any investment alternatives available under the Plan.

SUPPLEMENTAL SCHEDULE

(See Independent Auditors' Report)

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

Party-In-Interest	Identity of Issuer	Description of Investment	Current Value
	Short-Term Investment:		
*	Invesco Short-Term Investment Funds		
		Money Market, 4,391,013 Units	$ 4,391,013
		Common Stock Fund, 3,061,747 Units	3,061,747
		Total Short-Term	7,452,760
	Common Stock:		
*	AGL Resources Inc.	Common Stock, 4,274,930 Shares	98,408,888
	Mutual Funds:		
	AIM Basic Value	Growth and Income Fund, 885,559 Units	25,186,440
	Janus Adviser Growth	Aggressive Growth Fund, 649,313 Units	13,434,284
	PIMCO Total Return	Fixed Income Security Fund, 851,451 Units	8,906,173
*	IRT 500 Index	S&P 500 Fund, 201,597 Units	5,626,585
*	Invesco	Balanced Fund, 309,872 Units	4,533,430
	Putnam International Growth	International Stock Fund, 129,678 Units	2,570,218
	Berger Small Cap Growth	Capital Appreciation Fund 23,152 Units	649,870
	AIM Small Cap Growth	Capital Appreciation Fund, 9,785 Units	251,170
		Total Mutual Funds	61,158,170
	Loans to Participants	Various interest rates at prime rate plus 1% (9.25%-9.75%), maturities of 1-9.5 years	4,597,472
	Total Assets Held for Investment Purposes		$ 171,617,290

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23	Consent of Deloitte & Touche LLP	16

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-26961 and 333-86983 of AGL Resources Inc. on Form S-8 of our report dated May 17, 2002, appearing in this Annual Report on Form 11-K of the AGL Resources Inc. Retirement Savings Plus Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Atlanta, Georgia
June 25, 2002